ENVOY CAPITAL GROUP INC.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

000001

SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X
CANADA

Security Class COMMON SHARES

Holder Account Number

C9999999999 IND

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Form of Proxy - Special Meeting to be held on December 9, 2011

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 10:00 am, Eastern Time, on December 7, 2011.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 23456 78901 23456

SAM SAMPLE

C9999999999

IND C03

Appointment of Proxyholder

The undersigned shareholder(s) of Envoy Capital Group Inc. (the "Corporation") hereby appoint(s) Robert Pollock, Chief Executive Officer, or, failing him, Andrew Patient, Chief Financial Officer

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of shareholders (the "Meeting") of the Corporation to be held at the Exchange Tower, 130 King Street West, Suite 2110, Toronto, Ontario on Friday, December 9, 2011 at 10:00 a.m. (Toronto time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY **HIGHLIGHTED TEXT** OVER THE BOXES.

	For	Against
1. Continuation Resolution to consider and if thought advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Appendix A to the accompanying management information circular (the "**Information Circular** "), to approve the continuance of the Corporation under the *Business Corporations Act* (British Columbia) ("**BCBCA** "), all as more particularly described in the Information Circular;	☐	☐
2. Consolidation Resolution to consider and if thought advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Appendix A to the Information Circular, to approve the consolidation of the common shares of the Corporation on the basis of up to one (1) new share for three (3) old shares if considered necessary or advisable by the board of directors, with the actual consolidation ratio to be determined by the board of directors of the Corporation, all as more particularly described in the Information Circular;	☐	☐
3. Arrangement Resolution to consider, pursuant to an interim order of the Supreme Court of British Columbia dated November 9, 2011 and, if thought advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Appendix A to the Information Circular, to approve a plan of arrangement under Section 288 of the BCBCA involving the Corporation and Merus Labs International Inc. all as more particularly described in the Information Circular; and	☐	☐

4. Other Business
to transact such further and other business as may properly be brought before the Meeting or any adjournment(s) or postponement(s) thereof.

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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ENVOY CAPITAL GROUP INC.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

000002

SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X
AUSTRALIA

Security Class COMMON SHARES

Holder Account Number

C9999999999 I ND

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Form of Proxy - Special Meeting to be held on December 9, 2011

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Fold

Proxies submitted must be received by 10:00 am, Eastern Time, on December 7, 2011.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

312-588-4290 Direct Dial

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 23456 78901 23456

ECGQ_PRX_131747/000002/000002/i

SAM SAMPLE

C9999999999

IND C03

Appointment of Proxyholder

The undersigned shareholder(s) of Envoy Capital Group Inc. (the "Corporation") hereby appoint(s) Robert Pollock, Chief Executive Officer, or, failing him, Andrew Patient, Chief Financial Officer

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of shareholders (the "Meeting") of the Corporation to be held at the Exchange Tower, 130 King Street West, Suite 2110, Toronto, Ontario on Friday, December 9, 2011 at 10:00 a.m. (Toronto time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Continuation Resolution** to consider and if thought advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Appendix A to the accompanying management information circular (the "**Information Circular** "), to approve the continuance of the Corporation under the *Business Corporations Act* (British Columbia) ("**BCBCA** "), all as more particularly described in the Information Circular;	☐	☐
2. **Consolidation Resolution** to consider and if thought advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Appendix A to the Information Circular, to approve the consolidation of the common shares of the Corporation on the basis of up to one (1) new share for three (3) old shares if considered necessary or advisable by the board of directors, with the actual consolidation ratio to be determined by the board of directors of the Corporation, all as more particularly described in the Information Circular;	☐	☐
3. **Arrangement Resolution** to consider, pursuant to an interim order of the Supreme Court of British Columbia dated November 9, 2011 and, if thought advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Appendix A to the Information Circular, to approve a plan of arrangement under Section 288 of the BCBCA involving the Corporation and Merus Labs International Inc. all as more particularly described in the Information Circular; and	☐	☐

4. **Other Business**
to transact such further and other business as may properly be brought before the Meeting or any adjournment(s) or postponement(s) thereof.

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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